Filed by Supernova Partners Acquisition Company II, Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Supernova Partners Acquisition Company II, Ltd.

Commission File No. 001-40140

Date: February 23, 2022

Rigetti Computing Business Update Call Transcript and Presentation

February 23, 2022

Chad Rigetti, CEO & Founder, Rigetti Computing:

Welcome and thank you for joining us today.

I’m Chad Rigetti, CEO and founder of Rigetti Computing. At Rigetti, we’re on a mission to build the world’s most powerful computers to help solve some of humanity’s most important and pressing problems. Today, Rigetti is working towards this goal by collaborating with partners seeking to improve complex optimization problems in scheduling and supply chain logistics; to accelerate machine learning workflows in the cloud; and improve risk mitigation and optimization in financial services.

Rigetti’s core business is quantum-computing-as-a-service. We help solve problems in the areas just mentioned by putting our quantum computers into the hands of scientists, engineers, and researchers in enterprise, government, and academia through our Quantum Cloud Services platform.

I’m excited to discuss our recent technical and partnership announcements, and how they fit into our overall vision for the industry and our path to quantum advantage.

Let’s start with our core technology – which we believe will be the most critical factor shaping our success. Our near term focus is on achieving narrow quantum advantage, which means being capable of solving problems with improved speed, accuracy, or at a lower cost than classical computers.

We believe that reaching narrow quantum advantage requires quantum computers with capabilities in the areas of scale, speed, fidelity, reprogrammability, and co-processing. Rigetti has been a pioneer in building hybrid quantum-classical computing systems based on our proprietary superconducting quantum computers. Our quantum processors are universal, gate model machines. They use the hybrid quantum-classical co-processing architecture that we patented in 2014. This architecture is intrinsically reprogrammable. In recent years, our focus has been on increasing system scale, speed, and fidelity – and we have a lot to share about our recent progress in these areas.

Scale refers to the number of qubits available in a quantum processor. Quantum computers need to be able to encode and represent the complex, real-world problems that underpin today’s computational challenges. We expect quantum advantage to require systems with between a few hundred to a few thousand physical qubits.

We recently introduced the first commercial multi-chip quantum processor, our 80-qubit Aspen-M. Last week, we announced that Aspen-M was commercially available directly to our customers and our partners.

Our 80-qubit system is the largest gate-model machine available on Amazon Web Services. In one example using publicly available benchmark data from the New York Stock Exchange, we performed a machine learning classification task designed to predict whether the stock market would close higher or lower the following day.

Results on both our 40-qubit and 80-qubit systems demonstrated quantum processing capabilities competitive with industry standard classical machine learning models.

We believe our multi-chip processor design will enable us to scale our quantum computers to reach the qubit counts needed for quantum advantage, and eventually, all the way to large-scale fault tolerant quantum computing systems.

Let me now turn to quantum processing speed. Speed is a critical consideration for building quantum computers that can solve practical problems. The speed with which quantum circuits can be executed translates directly into overall processing speed, workload throughput, and potential revenue per unit time in our cloud business model.

Last week, we announced new and exciting speed tests for our 80-qubit Aspen-M system using the CLOPS metric, which was a metric introduced by IBM last year as a way to characterize the overall speed of a quantum-classical computing system. Conducting tests based on 100 shots, Rigetti demonstrated a CLOPS score of 892 on our 80-qubit system. This is 18% faster than IBM’s comparable 65-qubit system. For more information about how CLOPS is calculated and important disclaimers, please refer to the blog post on our Rigetti Technical Blog from last week.

Today’s quantum computers are prone to errors, which can limit the size and complexity of problems they can solve. We believe that gate fidelities at or above 99% are a key capability needed for quantum advantage and broad commercialization.

We have steadily improved both the number of qubits and gate fidelities in our deployed quantum computers since our 16-qubit Aspen-1 was released in 2018. That progress continues with our recent 80-qubit system, which recorded higher median gate fidelities than the 40-qubit system we introduced last year. That 40-qubit system had a median two qubit fidelity of 96%. On the same metric, the 80-qubit Aspen-M-1 performs at 96.5%. Smaller sublattices on 80Q perform even higher. For example, 15-qubit lattices have fidelities above 98%.

To improve our fidelity even further towards and beyond the 99% level, we have been working over the past 2 years on next generation processor designs that incorporate technologies to significantly improve fidelities.

We recently announced internal results on this next-generation design showing two qubit fidelities as high as 99.5%. This result builds on engineering achievements from previous generations of processors, and it incorporates new advances in qubit designs and two-qubit gate methods from our ongoing research and development efforts.

Our ability to achieve fidelities above 99% is also important for another reason: This level of fidelity is widely believed to be the lower bound for running quantum error correction. We expect that quantum error correction will be required in eventually building large-scale fault-tolerant quantum computers capable of solving the broadest set of computational problems.

As we continue to execute on our quantum processor roadmap, we plan to incorporate this next-generation quantum processor design into our multi-chip architecture, bringing all of our advancements in scale, speed, and fidelity into future systems.

We believe these recent announcements further demonstrate that Rigetti is well positioned to usher in a new era of quantum computing that can meet the demanding requirements of industry and public sector customers.

From chip design and fab through to cloud delivery, Rigetti is a full-stack, vertically integrated company. We believe this vertical integration creates competitive advantages for our product offering. It also enables Rigetti to form partnerships with industry and government entities to work together to unlock the potential of quantum computing.

The benefit of this partnering strategy is two-fold: deep partnerships allow us to gain access to differentiated expertise and resources, well-positioning us to deliver to customers and partners what we believe to be a differentiated set of solutions as we work together to accelerate the path to quantum advantage.

Complementing our existing engagements focused on chip-level improvements, we recently announced new partnerships focused on our quantum cloud services platform and on end-user applications.

Hybrid quantum-classical computing has become the predominant quantum computing framework. This approach leverages quantum computers in tandem with classical chips and systems to solve the most challenging problems. We recently announced a strategic relationship with Ampere to advance this hybrid co-processing model. Our work with Ampere is expected to integrate our machines with Ampere’s Altra Max processors to create a hybrid quantum-classical system specifically intended to meet the rigorous demands of machine learning applications. This collaboration with Ampere aims to accelerate the work Rigetti has already done in hybrid computing by bringing in a very strong classical chip partner into the mix, as we target the estimated $16 billion market for machine learning hardware.

We also announced a new phase in our partnership with Zapata, with the goal to develop an industry-first compilation toolchain explicitly designed for hybrid quantum-classical algorithms. We expect this work to enable researchers to advance hybrid applications in quantum sampling and quantum machine learning. As part of the work, Zapata will integrate its Orquestra platform directly with Rigetti’s Quantum Cloud Services, including with our recently announced 80-qubit Aspen-M.

Now I’d like to briefly touch on some of our exciting new and existing partnerships at the application level. Most recently, we announced a partnership with Nasdaq to pursue the development of algorithms and software with the goal of using hybrid quantum-classical computers to solve high-impact problems in the financial industry. The collaboration is expected to bring together Rigetti’s scalable quantum processors and hybrid computing platform with Nasdaq’s market perspective and domain expertise in the financial sector. Applications to potentially be explored include challenges in fraud detection, order matching, and risk management.

Last fall, we also announced a partnership with Deloitte and Strangeworks aimed to advance towards quantum advantage in areas such as quantum machine learning and optimization. Both Deloitte and Nasdaq will be leveraging Rigetti’s 80-qubit Aspen-M system in these partnerships.

In addition to these, Rigetti has several full-stack engagements that span from chip through to applications.

One example is our role as the lead industry partner of the Superconducting Quantum Materials and Systems Center, led by the Department of Energy’s Fermilab. This SQMS center is one of five United States Department of Energy national quantum centers. Through SQMS, Rigetti is collaborating with over 20 partner institutions from academia, industry, and government.

For example, Rigetti has been working closely with materials scientists to improve our quantum coherence times, and to understand sources of noise and error in our quantum chips. Under this program, Rigetti is leveraging its distinctive quantum chip manufacturing capabilities to fabricate devices and provide chips to support the Center’s research and development goals.

I’d also like to highlight our recent selection for phase two of the DARPA ONISQ program. This program is focused on solving complex optimization problems, with potential national security and industry applications in route scheduling, strategic asset deployment, network optimization, and supply chain management. In the second phase of the program, Rigetti and our partners at NASA and USRA will continue to advance the scheduling application by leveraging our 80-qubit system to improve application performance and conduct benchmarking against classical computers.

Last, Rigetti is leading a consortium focused on building and deploying a quantum computer in the United Kingdom. Under this program, we are working with industry and academic partners to accelerate applications in financial risk management and materials simulation, including advancing battery and solar cell technology.

As I mentioned in the outset, Rigetti’s core business model is quantum computing as a service. In 2017, we became the second company in the world to provide access to a quantum computer over the cloud. Rigetti quantum computers have been available on AWS Braket since that service launched in 2019.

Recently, we announced an agreement to bring Rigetti quantum computers to Microsoft’s Azure Quantum. We are very excited to be on the two biggest public clouds and for the reach this gives our quantum computing systems and our cloud platform.

Rigetti’s progress in delivering quantum processors over the cloud, most recently with our 80-qubit Aspen-M; our improvements in scale, speed, and fidelity; and our partnerships to accelerate product development and hybrid quantum-classical computing give us tremendous confidence in our vision for the quantum industry and for the future of computing.

Pioneering the path to commercialization and striving to realize the potential of quantum computing to transform economies and improve lives, will be incredibly rewarding to those who steadfastly bring this vision to reality.

We believe that by helping to solve the toughest challenges in areas like climate and energy, healthcare, national security, finance, and logistics, quantum computing has the potential to have an enormous positive impact on societies and economies around the world.

We believe that the continuous progress that Rigetti is making is moving the quantum industry closer to realizing its potential impact in these areas. I’m extremely proud of the team at Rigetti, and excited to continue working with our customers and our extraordinary partners to bring quantum computing to the world.

* * *

Additional Information and Where to Find It

In connection with the previously announced proposed business combination between Rigetti Holdings, Inc. and Supernova Partners Acquisition Company II Ltd (“Supernova”) (NYSE:SNII), Supernova has filed a registration statement on Form S-4 (as amended, the “Form S-4”) with the SEC, which includes a proxy statement/prospectus, that is both the proxy statement to be distributed to holders of Supernova’s ordinary shares in connection with its solicitation of proxies for the vote by Supernova’s shareholders with respect to the proposed business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the business combination. Supernova has mailed a definitive proxy statement/prospectus and other relevant documents to its shareholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Supernova’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Rigetti, Supernova and the business combination. The Registration Statement was declared effective by the SEC on February 9, 2022 and the definitive proxy statement/prospectus and other relevant documents were mailed to shareholders of Supernova as of the record date established for voting on the proposed Business

Combination and the other proposals regarding the Business Combination. Shareholders are able to obtain copies of the definitive proxy statement and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov, or by directing a request to Supernova’s secretary at 4301 50th Street NW, Suite 300 PMB 1044, Washington, D.C. 20016, (202) 918-7050.

Participants in the Solicitation

Supernova and its directors and executive officers may be deemed participants in the solicitation of proxies from Supernova’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Supernova is contained in Supernova’s definitive proxy statement/prospectus, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of Supernova’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.

Rigetti and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Supernova in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is included in the proxy statement/prospectus for the proposed business combination.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Supernova, Rigetti, or any of their respective affiliates.

Forward-Looking Statements

Certain statements in this communication may be considered forward-looking statements. Forward-looking statements generally relate to future events and can be identified by terminology such as “pro forma”, “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. These forward-looking statements include, but are not limited to, statements relating to potential quantum computing applications to the financial services industry and Rigetti’s related partnerships, including the potential development of algorithms and software that demonstrate the advantages of hybrid quantum-classical computers and solve problems; statements relating to the capabilities of Aspen-M, its future availability, the reliability of the CLOPS test, including potential deficiencies in, or in the application of, the test, customer experience replicating Rigetti’s or competitors’ test performance, expected collaborations, programs, partnerships and applications; statements with respect to entering into a new era of quantum advantage and ability to advance commercial application of quantum computing, including the ability to scale and encode real-world problems; statements relating to Rigetti’s new chip architecture, key characteristics and thresholds for commercial quantum computing and new algorithm R&D and statements relating to Rigetti’s plans to scale test devices to higher qubits and incorporate its new design into its modular chip architecture; statements relating to Rigetti’s plans to deliver technology for Phase 2 of DARPA’s ONISQ Program; statements relating to certain aspects of Rigetti’s partnership with Zapata; statements relating to quantum computing applications to machine learning and related partnerships, including the potential discovery and deployment of high-performance machine learning algorithms, development of a cloud platform for machine learning and addressing problems of extreme computational complexity in areas like climate change, fusion energy, quantitative finance, drug development, and materials science. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Supernova and its management, and Rigetti and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the outcome of any legal proceedings that may be instituted against Supernova, Rigetti, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of Supernova or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the proposed business combination disrupts current plans and operations of Rigetti as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; the possibility that Rigetti or the combined company may be adversely affected by other economic, business, or competitive factors; Rigetti’s estimates of expenses and profitability; the evolution of the markets in which Rigetti competes; the ability of Rigetti to execute on its technology roadmap; the ability of Rigetti to implement its strategic initiatives, expansion plans and continue to innovate its existing services; the impact of the COVID-19 pandemic on Rigetti’s business; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration on Form S-4 and proxy statement/prospectus discussed above and other documents filed with Supernova from time to time with the SEC.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Supernova nor Rigetti undertakes any duty to update these forward-looking statements.

Business Update February 2022 1

This presentation (“Presentation”) is for informational purposes only. This Presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This Presentation has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Rigetti & Co, Inc. (“Rigetti”) and Supernova Partners Acquisition Company II, Ltd. (“Supernova”) and the related transactions (the “Proposed Business Combination”) and for no other purpose. These materials are exclusively for the use of the party or the parties to whom they have been provided by representatives of Rigetti and Supernova. By accepting these materials, the recipient acknowledges and agrees that he, she or it (a) will maintain the information and data contained herein in the strictest of confidence and will not, under any circumstances whatsoever, reproduce these materials, in whole or in part, or disclose any of the contents hereof or the information and data contained herein to any other person without the prior written consent of Rigetti and Supernova, (b) is not subject to any contractual or other obligation to disclose these materials to any other person or entity, (c) will return these materials, and any other materials that the recipient may have received in the course of considering an investment in Supernova and Rigetti and (d) will promptly notify Rigetti and Supernova and their respective representatives of any unauthorized release, disclosure or use of these materials or the information and data contained herein. Furthermore, all or a portion of the information contained in these materials may constitute material non-public information of Rigetti, Supernova and their affiliates, and other parties that may be referred to in the context of those discussions. By your acceptance of this Presentation, you acknowledge that applicable securities laws restrict a person from purchasing or selling securities of a person with tradeable securities from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities. Certain information included herein describes or assumes the expected terms that will be included in the agreements to be entered into by the parties to the Proposed Business Combination. Such agreements are under negotiation and subject to change. The consummation of the Proposed Business Combination is also subject to other various risks and contingencies, including customary closing conditions. There can be no assurance that the Proposed Business Combination will be consummated with the terms described herein or otherwise. As such, the subject matter of these materials is evolving and is subject to further change by Rigetti and Supernova in their joint and absolute discretion. Neither the Securities and Exchange Commission nor any securities commission of any other U.S. or non-U.S. jurisdiction has approved or disapproved of the Proposed Business Combination presented herein, or determined that this Presentation is truthful or complete. No representations or warranties, express or implied, are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will Supernova, Rigetti or any of their respective subsidiaries, stockholders, affiliates, representatives, directors, officers, employees, advisers or agents be responsible or liable for a direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Supernova nor Rigetti has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Rigetti or the Proposed Business Combination. Viewers of this Presentation should each make their own evaluation of Rigetti and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. References in this Presentation to our “partners” or “partnerships” with technology companies, governmental entities, universities or others do not denote that our relationship with any such party is in a legal partnership form, but rather is a generic reference to our contractual relationship with such party. Cautionary Notes 2

Cautionary Notes (continued) Additional Information and Where to Find It - Supernova has filed a registration statement on Form S-4 (as amended, the “Form S-4”) with the SEC, which includes a proxy statement/prospectus, that is both the proxy statement to be distributed to holders of Supernova’s ordinary shares in connection with its solicitation of proxies for the vote by Supernova’s shareholders with respect to the proposed business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the business combination. Supernova has mailed a definitive proxy statement/prospectus and other relevant documents to its shareholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Supernova’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Rigetti, Supernova and the business combination. The Registration Statement was declared effective by the SEC on February 9, 2022 and the definitive proxy statement/prospectus and other relevant documents were mailed to shareholders of Supernova as of the record date established for voting on the proposed Business Combination and the other proposals regarding the Business Combination. Shareholders are able to obtain copies of the definitive proxy statement and other documents filed with the SEC, without charge at the SEC’s website at www.sec.gov, or by directing a request to Supernova’s secretary at 4301 50th Street NW, Suite 300 PMB 1044, Washington, D.C. 20016, (202) 918-7050. Participants in the Solicitation - Supernova and its directors and executive officers may be deemed participants in the solicitation of proxies from Supernova’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Supernova is contained in Supernova’s definitive proxy statement/prospectus, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of Supernova’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Rigetti and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Supernova in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is included in the proxy statement/prospectus for the proposed business combination. No Offer or Solicitation - This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Supernova, Rigetti, or any of their respective affiliates. Use of Data - The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. Supernova and Rigetti assume no obligation to update the information in this Presentation. Trademarks - This Presentation contains trademarks, service marks, trade names and copyrights of other companies, which are property of their respective owners.

Cautionary Notes (continued) Forward Looking Statements – Certain statements in this presentation may be considered forward-looking statements. Forward-looking statements generally relate to future events and can be identified by terminology such as “pro forma”, “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “goal” or “continue”, or the negatives of these terms or variations of them or similar terminology. These forward-looking statements include, but are not limited to, statements relating to Rigetti’s new chip architecture, the key characteristics and thresholds for commercial quantum computing and new algorithm R&D and statements relating to Rigetti’s plans to scale test devices to higher qubits and incorporate its new design into its modular chip architecture. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Supernova and its management, and Rigetti and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the outcome of any legal proceedings that may be instituted against Supernova, Rigetti, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of Supernova or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the proposed business combination disrupts current plans and operations of Rigetti as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; the possibility that Rigetti or the combined company may be adversely affected by other economic, business, or competitive factors; Rigetti’s estimates of expenses and profitability; the evolution of the markets in which Rigetti competes; the ability of Rigetti to execute on its technology roadmap; the ability of Rigetti to implement its strategic initiatives, expansion plans and continue to innovate its existing services; the impact of the COVID-19 pandemic on Rigetti’s business; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form S-4 and definitive proxy statement/prospectus discussed above and other documents filed by Supernova from time to time with the SEC. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Supernova nor Rigetti undertakes any duty to update these forward-looking statements other than as required by law.

Mission: Build the world’s most powerful computers to help solve humanity’s most important and pressing problems. 6

Climate Simulation Computational Fluid Dynamics Computer Vision Cybersecurity Energy Distribution Hypersonic Simulation Artificial Intelligence In-silico Drug Discovery Investment Risk Mitigation Portfolio Optimization Supply Chain Optimization Potential to unlock solutions to the most pressing and important problems while creating unimagined opportunities

Rigetti technology progress towards quantum advantage 1 CLOPS is calculated as M × K × S × D / time taken where: M = number of templates = 100; K = number of parameter updates = 10; S = number of shots = 100 (or 1000); and D = number of QV layers = log2 QV. To Rigetti’s knowledge, CLOPS as a speed test has not been investigated or verified by any independent third party. In addition, while Rigetti applied the above formula in testing the speed of Aspen-M and Aspen-11, there is no guarantee that Rigetti applied the test in the same way as IBM and, as a result, any variability in the application of the test as between Rigetti, IBM or others in the industry that may apply CLOPS in the future could render CLOPS scores incomparable and actual relative performance may materially differ from reported results. Other than IBM, others in the industry have not announced CLOPS as a speed test. As a result, the speed of other competitors as measured by CLOPS is not currently known. In addition, the solution accuracy provided by quantum computers is another key factor, and a quantum computer that may be slower may be preferable to users if it provides a more accurate answer for certain applications. Moreover, the relative leads reflected by speed tests such as CLOPS can change as new generations of quantum computers are introduced by industry participants and, consequently, any advantages cannot be considered permanent and can be expected to change from time to time. Current CLOPS tests may not be indicative of the results of future tests. Scale: First company to patent and produce a modular, multi-chip quantum architecture— demonstrated on our commercially available 80Q chip— to solve key scaling challenges. Speed: Measured fast system speeds on 40-qubit and 80-qubit systems, according to the CLOPS metric.1 Fidelity: Next generation 9-qubit test chip demonstrated two qubit fidelities as high as 99.5%, crossing what is believed to be a significant threshold for achieving commercial quantum computing. Reprogrammability: Rigetti’s superconducting, gate-based systems are general purpose machines that should be able to run any quantum algorithm, provided the machine has the scale, fidelity, and other attributes needed to support the particular problem instance. Co-processing: Our systems leverage the patented hybrid quantum-classical architecture Rigetti has pioneered since 2014.

Scale: World’s first multi-chip quantum processor available on Rigetti QCS and AWS Braket The 80Q Aspen-M processor leverages Rigetti’s proprietary multi-chip technology and is assembled from two 40-qubit chips. Aspen-M is currently available directly on Rigetti Quantum Cloud Services and AWS Braket. Rigetti expects Aspen-M to be available through Microsoft Azure Quantum, Strangeworks QC™ and Zapata’s Orquestra™ platform in the coming months. Aspen-M is the world’s first multi-chip quantum processor, unlocking the path to scale.

Speed: Rigetti demonstrates fast performance on CLOPS speed test



Aspen-11
Aspen-M-1
CLOPS
Number of Shots
10000
8000
6000
4000
2000
1000
800
600
80
100
200
400
600
800
1000
2000
8333
7512
4465
4160
892
844

CLOPS[1], or circuit layer operations per second, characterizes quantum processing speeds inclusive of gate speeds, reprogrammability, and co-processing capabilities, among other factors.

[1] CLOPS is calculated as M × K × S × D / time taken where: M = number of templates = 100; K = number of parameter updates = 10; S = number of shots = 100 (or 1000); and D = number of QV layers = log2 QV. To Rigetti's knowledge, CLOPS as a speed test has not been investigated or verified by any independent third party. In addition, while Rigetti applied the above formula in testing the speed of Aspen-M and Aspen-11, there is no guarantee that Rigetti applied the test in the same way as IBM and, as a result, any variability in the application of the test as between Rigetti, IBM or others in the industry that may apply CLOPS in the future could render CLOPS scores incomparable and actual relative performance may materially differ from reported results. Other than IBM, others in the industry have not announced CLOPS as a speed test. As a result, the speed of other competitors as measured by CLOPS is not currently known. In addition, the solution accuracy provided by quantum computers is another key factor, and a quantum computer that may be slower may be preferable to users if it provides a more accurate answer for certain applications. Moreover, the relative leads reflected by speed tests such as CLOPS can change as new generations of quantum computers are introduced by industry participants and, consequently, any advantages cannot be considered permanent and can be expected to change from time to time. Current CLOPS tests may not be indicative of the results of future tests.

rigetti

9

Fidelity: Rigetti measures gate fidelities as high as 99.5% Next-generation chip architecture demonstrated fidelities that cross what is believed to be a key threshold for commercial quantum computing. Internal measurements on next gen 9-qubit test device demonstrated two qubit gate fidelities as high as 99.5% and a median fidelity of 99.2%. Once scaled, Rigetti intends to incorporate the new design into its proprietary modular chip architecture, with the goal of bringing together advancements in scalability, speed and fidelity.

Rigetti partners with Ampere to target ML market The strategic partnership will focus on developing cloud-native hybrid quantum-classical computers with the goal of creating a hybrid computing environment intended to meet the rigorous demands of machine learning applications. “We believe that Ampere and Rigetti will enable quantum computations of increased complexity, with the potential for higher performance at lower costs.” - Renee James, Ampere founder & CEO

Rigetti and Zapata intend to build first commercial hybrid quantum-classical compilation stack for application development "This first-of-its-kind integration is great news for enterprises that are focused on getting to production with quantum computing. We’ve partnered with Rigetti for years and integrated previous generations of quantum processors— but this latest compilation toolchain we are building in collaboration with Rigetti could substantially enhance early adopters' capability to develop quantum-enabled workflows for production." - Yudong Cao, CTO, Zapata

Rigetti and Nasdaq are teaming up with the intent to pursue quantum advantage in the financial industry. They will explore applications like fraud detection, order matching, and risk management. The two companies plan to develop algorithms and software with the goal of demonstrating quantum advantage for the identified problems. Rigetti collaborates with Nasdaq

Rigetti partners with Deloitte and Strangeworks “The scalability and speed of Rigetti’s new processors is impressive and opens the door to new possibilities for quantum application developers and researchers,” - William Hurley, founder and CEO of Strangeworks “As quantum computing continues to advance, organizations should explore the potential of quantum technologies to understand how they can advance their business models in the future.” - Scott Buchholz, managing director, Deloitte Consulting LLP

DOE Quantum Information Science Research Center Rigetti is the lead industry partner of the Superconducting Quantum Materials and Systems Center, headed by Fermilab. SQMS brings together over 20 partner institutions, including Northwestern University, Ames Laboratory, Goldman Sachs, Lockheed Martin, NIST, and more.

Rigetti selected for Phase 2 of DARPA ONISQ program The full-stack collaboration focuses on solving a class of complex scheduling problems, which have important implications for national security, such as real-time strategic asset deployment, as well as commercial applications including global supply chain management, network optimization, and vehicle routing.

Rigetti leads consortium to deploy quantum computer to the United Kingdom “The UK is investing in quantum technologies not only to create society-changing products and services but also to grow talent and expertise, create new jobs and turn outstanding science into economic prosperity. I am delighted that Rigetti—a global leader in quantum computing—have chosen to invest in the UK through this project, building on the close relationships they have already forged with UK companies and research organisations.” - Roger McKinlay, UK Research & Innovation

Certain Risks Related to Rigetti & Co, Inc. - All references to the “Company,” “Rigetti,” “we,” “us” or “our” in this presentation refer to the business of Rigetti & Co, Inc. The risks presented below are certain of the general risks related to the Company’s business, industry and ownership structure and are not exhaustive. The list below is qualified in its entirety by disclosures contained in future filings by the Company, or by third parties (including Supernova Partners Acquisition Co II, Ltd.) with respect to the Company, with the United States Securities and Exchange Commission (“SEC”). These risks speak only as to the date of this presentation and we make no commitment to update such disclosure. The risks highlighted in future filings with the SEC may differ significantly from and will be more extensive than those presented below. Rigetti is in its early stages and has a limited operating history, which makes it difficult to forecast its future results of operations. Rigetti has a history of operating losses and expects to incur significant expenses and continuing losses for the foreseeable future and there is substantial doubt about Rigetti’s ability to continue as a going concern if it does not receive additional financing captial in a timely manner. Rigetti may not be able to scale its business quickly enough to meet customer and market demand, which could result in lower profitability or cause it to fail to execute on its business strategies. Even if the market in which Rigetti competes achieves the forecasted growth, its business could fail to grow at similar rates, if at all. Rigetti may not manage its growth effectively. Rigetti’s operating and financial results forecast relies in large part upon assumptions and analyses developed by it. Rigetti has limited insight into customer demand, pricing models and price sensitivities which could make it difficult to create reliable business models and accurately forecast growth. If these assumptions or analyses prove to be incorrect, its actual operating results may be materially different from its forecasted results. Rigetti may need additional capital to pursue its business objectives and respond to business opportunities, challenges or unforeseen circumstances, and Rigetti cannot be sure that additional financing will be available. Rigetti’s ability to use net operating loss carryforwards and other tax attributes may be limited in connection with the business combination or other ownership changes. Rigetti has not produced quantum computers with high qubit counts or at volume and faces signifgant barriers in its attempts to produce quantum computers, including the need to invent and develop new technology. If Rigetti cannot successfully overcome those barriers, its business will be negatively impacted and could fail. Rigetti’s future generations of hardware developed to demonstrate narrow quantum advantage and broad quantum advantage, and the release of a 1,000+ qubit system and 4,000+ qubit system, each of which is an important milestone for Rigetti’s technical roadmap and commercialization, may not occur on Rigetti’s anticipated timeline or at all. The quantum computing industry is competitive on a global scale and Rigetti may not be successful in competing in this industry or establishing and maintaining confidence in its long-term business prospects among current and future partners and customers. Rigetti’s business is currently dependent upon its relationship with its cloud providers. There are no assurances that Rigetti will be able to broadly commercialize quantum computers. Rigetti relies on access to high performance third party classical computing through public clouds, high performance computing centers and on-premises computing infrastructure to deliver performant quantum solutions to customers. Rigetti may not be able to maintain high quality relationships and connectivity with these resources which could make it harder for it to reach customers or deliver solutions in a cost effective manner. Rigetti’s system depends on the use of certain development tools, supplies, equipment and production methods. If it is unable to procure the necessary tools, supplies and equipment to build its quantum systems, or is unable to do so on a timely and cost-effective basis, and in sufficient quantities, Rigetti may incur significant costs or delays which could negatively affect its operations and business. Even if Rigetti is successful in developing quantum computing systems and executing its strategy, competitors in the industry may achieve technological breakthroughs which render its quantum computing systems obsolete or inferior to other products. Rigetti may be unable to reduce the cost of developing its quantum computers, which may prevent it from pricing its quantum systems competitively. The quantum computing industry is in its early stages and volatile, and if it does not develop, if it develops slower than Rigetti expects, if it develops in a manner that does not require use of Rigetti’s quantum computing solutions, if it encounters negative publicity or if Rigetti’s solution does not drive commercial engagement, the growth of Rigetti’s business will be harmed. If Rigetti’s computers fail to achieve quantum advantage, its business, financial condition and future prospects may be harmed. Rigetti could suffer disruptions, outages, defects and other performance and quality problems with its quantum computing systems, its production technology partners or with the public cloud, data centers and internet infrastructure on which it relies. Rigetti may face unknown supply chain issues that could delay the development or introduction of its product and negatively impact its business and operating results. If Rigetti cannot successfully execute on its strategy, including in response to changing customer needs and new technologies and other market requirements, or achieve its objectives in a timely manner, its business, financial condition and results of operations could be harmed. Rigetti is highly dependent on its ability to attract and retain senior executive leadership and other key employees, such as quantum physicists, software engineers and other key technical employees, which is critical to its success. If Rigetti fails to retain talented, highly-qualified senior management, engineers and other key employees or attract them when needed, such failure could negatively impact its business. Rigetti’s future growth and success depend on its ability to sell effectively to customers, which could make achieving revenue targets difficult. Rigetti may not be able to accurately estimate the future supply and demand for its quantum computers, which could result in a variety of inefficiencies in its business and hinder its ability to generate revenue. If Rigetti fails to accurately predict its manufacturing requirements, Rigetti could incur additional costs or experience delays. Because Rigetti’s success depends, in part, on its ability to expand sales internationally, its business will be susceptible to risks associated with international operations. Risk Factors

Rigetti’s international sales and operations subject it to additional risks and costs, including the ability to engage with customers in new geographies, exposure to foreign currency exchange rate fluctuations, that can adversely affect its business, financial condition, revenues, results of operations or cash flows. Rigetti’s quantum computing systems may not be compatible with some or all industry-standard software and hardware in the future, which could harm its business. Rigetti may rely heavily on future collaborative partners and third parties to develop key, relevant algorithms and programming to make its quantum systems commercially viable. System security and data protection breaches, as well as cyber-attacks, including state-sponsored attacks, could disrupt Rigetti’s operations, which may damage its reputation and adversely affect its business. Unfavorable conditions in Rigetti’s industry or the global economy, could limit Rigetti’s ability to grow its business and negatively affect its results of operations. Government actions and regulations, such as tariffs and trade protection measures, may limit Rigetti’s ability to obtain products from its suppliers or sell its products and services to customers. Acquisitions, divestitures, strategic investments and strategic partnerships could disrupt Rigetti’s business and harm its financial condition and operating results. Rigetti has been, and may in the future be, adversely affected by the global COVID-19 pandemic, its various strains or future pandemics. Rigetti’s facilities or operations could be damaged or adversely affected as a result of prolonged power outages, natural disasters and other catastrophic events. State, federal and foreign laws and regulations related to privacy, data use and security could adversely affect Rigetti. Rigetti is subject to U.S. and foreign anti-corruption, anti-bribery and similar laws, and non-compliance with such laws can subject it to criminal or civil liability and harm its business. Rigetti is subject to governmental export and import controls that could impair its ability to compete in international markets due to licensing requirements and subject it to liability if it is not in compliance with applicable laws. Rigetti’s business is exposed to risks associated with litigation, investigations and regulatory proceedings. Rigetti may become subject to product liability claims, which could harm its financial condition and liquidity if it is not able to successfully defend or insure against such claims. Rigetti is subject to requirements relating to environmental and safety regulations and environmental remediation matters which could adversely affect its business, results of operation and reputation. Rigetti’s failure to obtain, maintain and protect its intellectual property rights could impair Rigetti’s ability to protect and commercialize its proprietary products and technology and cause Rigetti to lose its competitive advantage. Rigetti may face patent infringement and other intellectual property claims that could be costly to defend, result in injunctions and significant damage awards or limit its ability to use certain key technologies in the future all of which could result in a significant expenditure and otherwise harm its business. Rigetti relies on certain open-source software in its quantum systems. If licensing terms change, Rigetti’s business may be adversely affected. Some of Rigetti’s intellectual property has been or may be conceived or developed through government-funded research and thus may be subject to federal regulations providing for certain rights for the U.S. government or imposing certain obligations on it, such as a license to the U.S. government under such intellectual property, “march-in” rights, certain reporting requirements and a preference for U.S.-based companies, and compliance with such regulations may limit its exclusive rights and its ability to contract with non-U.S. manufacturers. Risk Factors (continued)